January 20, 2015

Re:	BBVA Banco Francés S.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 21, 2014 File No. 001-12568

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F street, N.E.; mail stop 4561
Washington, D.C. 20549

Dear Mr. Christian Windsor:

Thank you for your letter dated January 6, 2015, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of BBVA Banco Francés S.A. (“BBVA Francés”, also referred to in this letter as the “company”, the “Bank” or “we”), which was filed with the Commission on April 21, 2014.

To facilitate the Staff’s review, we have reproduced the captions and numbered the comments from the Staff’s comment letter in boldface text, which we set forth in Annex A hereto.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Francés is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Francés may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Ignacio Sanz y Arcelus in Buenos Aires at 54-11-4348-0047 or fax: 54-11-4346-4354; or our counsel, Andrés V. Gil of Davis Polk & Wardwell at 33-1-56-59-36-30 or fax: 33-1-56-59-37-30.

Very truly yours,

/s/ Ignacio Sanz y Arcelus
BBVA Banco Francés S.A.

Annex A

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4. Information on the Company, page 14

Classification System According to Central Bank Regulations, page 58

1.
We note your response to comment 2 in our letter dated September 30, 2014, regarding the term “RPC,” or “Total Regulatory Capital.” Please revise your disclosure in your next Form 20-F to explain, including a tabular presentation, the calculation of your RPC as of relevant dates. Please explain any significant variations between how RPC is calculated and the calculation of the capital measures which were displayed on page 90 of your Form 20-F for the 2013 fiscal year.

We would like to start by clarifying that the terms “RPC” (which stands for the Spanish acronym of “Responsabilidad Patrimonial Computable”), “Total Regulatory Capital” and “Total Capital”, in each case as used in the 2013 Form 20-F, are synonymous and refer to the same concept. The three of them are calculated in the same manner (as described on page 90 of our 2013 Form 20-F), and therefore, there can be no differences among them as the concept is the same.

We acknowledge your comment and in future filings we will clarify this point to avoid further misunderstanding and we will make clear that these three concepts are synonymous.

In particular, we will make the additional following amendments in our next Form 20-F:

1)	D. Risk factors – Factors Related to BBVA Francés – page 13 first paragraph

Where it reads:

 “On February 4, 2014 Central Bank issued Communication “A” 5536 limiting foreign currency positions of financial entities. This limit is fixed at a 30% of the RPC (adjusted stockholder’s equity) of each entity.”

It would read as follows:

 “On February 4, 2014 Central Bank issued Communication “A” 5536 limiting foreign currency positions of financial entities. This limit is fixed at a 30% of the RPC (“Responsabilidad Patrimonial Computable” or “Total Capital”) (See “Item 4. Information on the Company — The Argentine Banking System and its Regulatory Framework – Capital Adequacy Requirements Central Bank Rules” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Requirements” on page [•] of the 2014 Form 20-F, which include a tabular presentation as of December 2014, 2013 and 2012, respectively) of each entity.”

2)	Item 4. Information on the Company—The Argentine Banking System and its Regulatory Framework – Capital Adequacy Requirements Central Bank Rules, page 85 second paragraph.

Where it reads:

“As of February 1, 2013, by Communication “A” 5369 of the BCRA, Minimum Capital shall be equal to Basic Net Equity plus Complementary Net Equity.”

It would read as follows:

“As of February 1, 2013, by Communication “A” 5369 of the BCRA, Minimum Capital shall be equal to Total Capital (Basic Net Equity plus Complementary Net Equity) or RPC, as per Central Banks’s denomination.”

Item 5. Operating and Financial Review and Prospects, page 106

2.
We note your response to comment 4 in our letter dated September 30, 2014. In your next Form 20-F, please clarify the extent to which the negotiated salary increases to which you refer in your response are driven by unofficial inflation measures. Also clarify how often you negotiate salary increases.

Annex A (cont.)

Salary measures are negotiated annually by umbrella organizations representing financial institutions and trade unions. These increases are not necessarily driven by unofficial inflation measures.

We acknowledge your comment and in future filings we will clarify this point in our next Form 20-F.

In particular, we propose to revise the disclosure on page 117 of our Form 20-F as follow:

Where it reads:

“The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 23.75% to Ps.1,896.9 million in the fiscal year ended December 31, 2013 from Ps.1,532.8 million in the fiscal year ended December 31, 2012, which in turn increased by 28.20% from Ps.1,195.6 in the fiscal year ended December 31, 2011, principally as result of increases in salaries (which include payroll, termination payments and bonuses).”

It would read as follows:

“The largest component of Operating Expenses in each of these years was personnel expenses, which increased by 23.75% to Ps.1,896.9 million in the fiscal year ended December 31, 2013 from Ps.1,532.8 million in the fiscal year ended December 31, 2012, which in turn increased by 28.20% from Ps.1,195.6 in the fiscal year ended December 31, 2011, principally as result of increases in salaries (which include payroll, termination payments and bonuses) ), which annually vary mainly as result of the negotiation between umbrella organizations representing financial institutions and trade unions.”

3.
We note your response to comment 5 in our letter dated September 30, 2014. Given that the practice of indexation by a benchmark stabilization coefficient is unique to the context of banking in Argentina, please explain this concept further for the benefit of your U.S. investor audience. Explain why you engage in indexation to the CER. Also explain any risks or limitations of indexation to the CER, given that the Argentine Central Bank calculates the index based on variations in the Consumer Price Index, which has been subject to concerns regarding inaccuracy (as described on page 8 of your 2013 Form 20-F). Please show us your proposed revised disclosure on a draft basis.

We acknowledge your comment regarding further explanation required about CER indexation in Argentina.

For the benefit of our U.S. and other investor audience not familiar with this concept, we propose to revise the disclosure on page 112 of our Form 20-F as follows:

Where it reads:

“The components of our Financial Income are reflected in the following table.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Interest on cash and due from banks	54	—	2
Interest on loans to the financial sector	282,006	256,597	136,903
Interest on overdraft	1,263,611	725,890	420,127
Interest on loans with privileged guarantees	765,576	524,182	318,584
Interest on credit card loans	995,086	625,692	361,658
Interest on other loans	2,998,569	2,187,274	1,455,611
Net income from government and private securities	352,223	640,547	493,185
Net income from options	—	255	404
Interest from other receivables from financial transactions	40,771	36,376	31,725
Indexation by benchmark stabilization coefficient (CER)	133,323	129,120	96,873
Other	1,412,190	588,988	499,613
Total	8,243,409	5,714,921	3,814,685

Annex A (cont.)

The increase in Financial Income during the fiscal year ended December 31, 2013 was mainly due to an increase in other financial income, interest on other loans, interest on overdraft, interest on credit card loans, interest on loans with privileged guarantees, interest on loans to the financial sector, interest from other receivables from financial transactions, indexation by benchmark stabilization coefficient (CER) and interest in cash and due from banks. These increases were partially offset by a decrease in net income from government and private securities and net income from options. This variation reflected an increase in average volume of assets and increase in nominal interest rate of interest earning assets.”

It would read as follows:

“The components of our Financial Income are reflected in the following table.

	December 31,
	2013	2012	2011
	(in thousands of pesos)
Interest on cash and due from banks	54	—	2
Interest on loans to the financial sector	282,006	256,597	136,903
Interest on overdraft	1,263,611	725,890	420,127
Interest on loans with privileged guarantees	765,576	524,182	318,584
Interest on credit card loans	995,086	625,692	361,658
Interest on other loans	2,998,569	2,187,274	1,455,611
Net income from government and private securities	352,223	640,547	493,185
Net income from options	—	255	404
Interest from other receivables from financial transactions	40,771	36,376	31,725
Indexation to the benchmark stabilization coefficient (CER)	133,323	129,120	96,873
Other	1,412,190	588,988	499,613
Total	8,243,409	5,714,921	3,814,685

The increase in Financial Income during the fiscal year ended December 31, 2013 was mainly due to an increase in other financial income, interest on other loans, interest on overdraft, interest on credit card loans, interest on loans with privileged guarantees, interest on loans to the financial sector, interest from other receivables from financial transactions, indexation by benchmark stabilization coefficient (CER) and interest in cash and due from banks. These increases were partially offset by a decrease in net income from government and private securities and net income from options. This variation reflected an increase in average volume of assets and increase in nominal interest rate of interest earning assets.

The indexation to benchmark stabilization coefficient (Coeficiente de Estabilización de Referencia or “CER” per its acronym in Spanish) represents the recognition of the CER adjustment for loans indexed to such index. The CER is an index that reflects the change of the inflation in Argentina and is calculated based on the daily variations in the Consumer Prices Index (CPI) as determined by the National Institute of Statistics and Census (INDEC as per its acronym in Spanish). As of December 31, 2013, the Bank holds Ps.910.58 million of CER-indexed assets, which represent 1.56% of our total assets. These assets are mainly Federal Government Secured Bonds due in 2020 and a smaller amount of Federal Government Secured Loans that we received as a consequence of several swaps made since 2001 in the context of Argentina's sovereign debt restructuring process.”

Regarding potential risks and limitations of assets in our balance sheet that are subject to indexation to the CER derived from concerns about the inaccuracy of the CPI, we would like to highlight, as mentioned in the paragraph above, that CER indexed assets represent only 1.56% of our total assets and that we have not granted any CER indexed loans since we received the above mentioned government bonds and loans. Therefore, the weight of CER indexed assets in our balance sheet has been decreasing year over year and the risks and limitations in our current financial position are not material.